FILED BY OCEANFIRST FINANCIAL CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

SUBJECT COMPANY: TWO RIVER BANCORP

COMMISSION FILE NUMBER: 000-51889

FOR EMPLOYEE INFORMATION ONLY	September 9, 2019

PLEASE DO NOT DISTRIBUTE THIS DOCUMENT OUTSIDE OF TWO RIVER COMMUNITY BANK OR OCEANFIRST BANK OR SHARE THIS DOCUMENT WITH CUSTOMERS.

Any question/information included in a prior FAQ appears in italics.

How will I know what will happen to my job?

It is our expectation that all Two River Community Bank (“TRCB”) employees will continue employment in the ordinary course of business through at least legal closing, with many employees expected to be offered continuing career opportunities at OceanFirst Bank (“OFB”). Job status beyond legal closing is expected to be conveyed to each employee within 10 business days of regulatory and shareholder approvals.

It is OFB’s intention that most customer-facing lending and retail branch personnel will be provided with continued employment at OFB. Job locations could change as branch consolidation decisions are made.

The OFB and TRCB management teams will operate both banks independently and separately while we are completing the approval processes and therefore, we will continue to rely on all employees to do their jobs professionally and provide seamless service for our respective customers. As discussed above, no job changes are expected until at least the time of legal closing. OFB is committed to preserving job opportunities and this has been demonstrated during the past five acquisitions where on average 73% of the acquired company’s personnel has been offered permanent employment opportunities at OFB.

As with most acquisitions, there is often a duplication of job functions. Management at OFB and TRCB will work closely together to match as many employees as possible into an appropriate, permanent position at OFB, whenever possible.

Please be assured we realize how important it is to resolve job assignments in a timely manner and we truly appreciate your patience and understanding as we work through this process in a caring and deliberate manner.

Specific employee assignments will not be available to be communicated until after the required regulatory and shareholder approvals are obtained. However, based on the anticipated schedule, currently OFB plans to retain the TRCB staff working in the departments referenced below at least through April 30, 2020, with the possibility of extended release dates for selected employees and permanent retention offers for many employees.

The TRCB staff includes, but may not be limited to, employees in the following departments:

Retail Branches

Commercial Lending

Residential Lending

Private Banking

Loan Operations

Deposit Operations

Credit

Loan Workout

Internal Audit

Compliance/BSA

Human Resources

Information Technology

Finance/Accounting

Security/Facilities

Marketing

What will happen to my branch or office location?

OFB’s and TRCB’s management will collaborate in the coming months to determine which branches will remain open once the integration of accounts and services is complete.

No decisions have been made regarding branch and office locations where OFB’s and TRCB’s markets overlap, but it is anticipated that in conjunction with the conversion of customer accounts and services branch consolidations will occur. In order to determine the best possible options, we must review a wide range of information. Employees and customers will be given timely information prior to the consolidation of any facilities.

If I am not retained by OFB, is severance available?

If your employment is terminated other than for “cause” (as defined in the OFB severance policy) during the one year period after the legal closing, and you do not have an employment agreement which provides for severance payments, then severance benefits will be made available to you based on the severance policy outlined below:

Title	Severance Pay
Vice Presidents & Above	2 weeks of base rate of pay per year of service Minimum of 6 weeks, maximum of 52 weeks
Assistant Vice Presidents & Assistant Treasurers	2 weeks of base rate of pay per year of service Minimum of 4 weeks, maximum of 39 weeks
Non-Officers	1 week of base rate of pay per year of service Minimum of 2 weeks, maximum of 26 weeks

However, any such severance payments to you will be conditioned on receipt by OFB of a signed original agreement from you providing for a release of certain claims and expiration of a revocation period. In addition, such severance payment will be made in a lump sum payment, less applicable taxes, that is direct deposited to the account you designated for your payroll checks.

If I am a non-branch employee and I am offered a position with OceanFirst and decline the offer, am I eligible for severance?

Yes, non-branch (excluding Commercial Loan Officers and Residential Lenders) employees who decline an offer of employment would continue to be eligible for severance benefits.

Are non-retained employees eligible for unemployment benefits?

Eligibility for unemployment benefits is determined by the State of New Jersey. OFB will not contest unemployment. More information can be found on the NJ Department of Labor website http://lwd.dol.state.nj.us/.

If my status is non-retained, am I able to view and apply for open positions at OFB?

Yes. After legal close, please log on to the OceanFirst Bank website to view open positions under Careers and apply accordingly.

What happens with my health benefits? (Medical, vision, dental, etc.)

Open Enrollment for 2020 benefits will occur at TRCB as scheduled. During continued employment with OFB, your health benefits (or substantially comparable health benefits) will remain in place for one year after the legal closing. Additional information on benefits will be shared later, once decisions have been finalized.

What will happen to my unused PTO balance and what is my new PTO policy?

TRCB will issue a separate memorandum to its employees regarding TRCB’s vacation and PTO policies. The memo will address the administration and continuation of TRCB’s vacation and PTO policies, as well as the treatment of accrued but unused time under both policies. TRCB’s employees will transition to OFB PTO accrual schedule following legal close. Non-retained employees will be paid out any PTO time accrued but not used for the time period on OFB payroll. Listed below is the current OFB PTO Policy.

PTO Accrual Schedules

Full Time Employees
Accrual Schedule	Years of Service	Annual Hours Entitlement Per Year	Hours Accrual Per Week	Annual Days Equivalent
SVP Officer and Above	7+	240	4.62	30
	0-6	200	3.85	25
Exempt (Salaried) Staff	7+	200	3.85	25
	0-6	160	3.08	20
FT Non-Exempt (Hourly) Staff	7+	208	4.00	26
	0-6	168	3.24	21

Part Time Employees
	Years of Service	Maximum Annual Hours Entitlement Per Year	Hours Accrual Per 30 Hours Worked
	7+	153	2.20
	0-6	118	1.70

Commissioned Employees, Saturday Only Employees and Temporary Staff
		Maximum Annual Hours Entitlement Per Year	Hours Accrual Per 30 Hours Worked
		40	1.00

Will my years of service carry to OFB?

Yes, TRCB employees will retain their original hire date and years of service.

What will happen to my stock options and/or restricted shares?

Employee stock options will be canceled, extinguished and automatically exchanged for cash. Restricted shares will become fully vested and restrictions will lapse, and each holder will be entitled to receive the merger consideration in exchange for those shares.

What will happen to ancillary TRCB benefits i.e. Employee Stock Purchase Plan, Flexible Spending Accounts etc.?

OFB and TRCB are working closely to clarify the transition of all benefits; information will be provided as soon as it is available.

Who should I contact if I have additional questions?

TRCB employees are encouraged to talk with their direct supervisor or Human Resources if there are any questions or concerns at any time.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction with Two River Bancorp (“Two River” and such transaction, the “Two River transaction”) or the proposed acquisition by OceanFirst Financial Corp. of Country Bank Holding Company, Inc. (“Country Bank” and such transaction, the “Country Bank transaction”); the expected timing of the completion of either the Two River transaction or Country Bank transaction or both such transactions; the ability to complete either the Two River transaction or Country Bank transaction or both such transactions; the ability to obtain any required regulatory, stockholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to either the Two River transaction or Country Bank transaction or both such transactions; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Two River assumes any duty or undertakes to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that OceanFirst or Two River anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, under Item 1A “Risk Factors” in Two River’s Annual Report on Form 10-K and those disclosed in OceanFirst’s and Two River’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that expected benefits of either the Two River transaction or Country Bank transaction or both such transactions and OceanFirst’s recently completed acquisition of Capital Bank of New Jersey by (the “Recent Acquisition”) may not materialize in the timeframe expected or at all, or may be more costly to achieve; that either the Two River transaction or Country Bank transaction or both such transactions may not be timely completed, if at all; that prior to the completion of either of Two River transaction or Country Bank transaction or both such transactions or thereafter, OceanFirst’s, Two River’s and Country Bank’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to either the Two River transaction or Country Bank transaction or both such transactions or the Recent Acquisition; that, with respect to either the Two River transaction or Country Bank transaction or both such transactions, required regulatory, stockholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ stockholders, customers, employees and other constituents to the Two River transaction or Country Bank transaction or both such transactions, and diversion of management time on matters related to either the Two River transaction or Country Bank transaction or both such transactions. These risks, as well as other risks associated with the Two River transaction will be more fully discussed in the prospectus of OceanFirst and proxy statement of Two River that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the Two River proposed transaction. The list of factors presented here, and the list of factors that will be presented in the registration statement on Form S-4, is not, and should not be, considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. For any forward-looking statements made in this communication or in any documents, OceanFirst or Two River claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Proposed Transaction

This communication is being made in respect of the proposed transaction involving OceanFirst and Two River.

In connection with the proposed transaction with Two River, OceanFirst intends to file a registration statement on Form S-4 containing a prospectus of OceanFirst and proxy statement of Two River, and other documents regarding the Two River transaction with the SEC. Before making any voting or investment decision, the investors and shareholders of Two River are urged to carefully read the entire prospectus of OceanFirst and proxy statement of Two River when they become available and any other relevant documents filed by OceanFirst or Two River with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst and Two River and the proposed transaction. When available, copies of the prospectus of OceanFirst and proxy statement of Two River will be mailed to the shareholders of Two River. Two River investors and shareholders are also urged to carefully review and consider each of OceanFirst’s and Two River’s public filings with the SEC, including but not limited to their respective Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. When available, copies of the prospectus of OceanFirst and the proxy statement of Two River also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at https://oceanfirst.com/ under the tab “Investor Relations” and then under the heading “SEC Filings” or from Two River by accessing Two River’s website at https://www.tworiver.bank/ under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

OceanFirst, Two River and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Two River’s shareholders in connection with the Two River transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2019 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 26, 2019. Information about the directors and executive officers of Two River and their ownership of Two River’s common stock is set forth in the proxy statement for Two River’s 2019 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 22, 2019. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Two River’s shareholders in connection with the Two River transaction may be obtained by reading the proxy statement of Two River and prospectus of OceanFirst regarding the Two River transaction when they become available. Once available, free copies of the proxy statement of Two River and prospectus of OceanFirst may be obtained as described on the previous page.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For more information, please contact:

OceanFirst Financial Corp., 110 West Front Street Red Bank, New Jersey 07701, Attn: Jill Hewitt

Two River Bancorp., 766 Shrewsbury Avenue, Tinton Falls, New Jersey, 07724, Attn: Richard Abrahamian